

Mail Stop 0407

March 28, 2007

**Via U.S. Mail and Fax (210-805-0734)**
Mr. Randall T. Mays
President and Chief Financial Officer
Clear Channel Communications, Inc.
200 East Basse Road
San Antonio, TX  78209

      **RE:    Clear Channel Communications, Inc.**
             **Form 10-K for Fiscal Year Ended December 31, 2006**
             **Filed March 1, 2007**
             **File No. 1-9645**

Dear Mr. Mays:

      We have reviewed your filing and have the following comments.  We have limited our review of your filing to those issues we have addressed in our comments.  Please provide us with the information requested in our comments so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Note A. Intangible Assets, page 64

1.  We note that you have a "geographically diverse portfolio of radio stations" and your markets are also geographically diverse and autonomous.  Please identify your reporting units for the radio broadcasting segment and tell us how these reporting units were determined under paragraph 30 of SFAS 142 and EITF D-101.  Include in your response a detailed analysis of the following factors:

    - The manner in which you operate the radio business and the nature of those operations;
    - Whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert (which might be the case if the components are economically interdependent);

- The extent to which your components share programming and advertising (including local and national). Tell us the names of the programs that are shared by all your component businesses and provide us with the percentage of the shared programming. Also, tell us the percentage of national programming shared by your component businesses;
- Other than corporate assets, the extent to which the component businesses share physical assets, such as facilities and radio broadcast equipment;
- The extent to which the component businesses share corporate assets such as management, accounting, engineering and other resources. We note that your "local radio markets are run predominantly by local management teams who control the formats selected for their programming;" and
- Whether each of your component businesses continue to exhibit similar economic characteristics including long-term financial performance and describe in detail what information you analyze to make that determination. Also, tell us the profit margin of each component business for fiscal 2006, 2005 and 2004.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director